POWERSTORM CAPITAL COPR.

2321 Rosecrans Avenue, Suite 4265

El Segundo, CA 90245

February 6, 2013

VIA EDGAR and FEDERAL EXPRESS

Mr. Larry Spirgel

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Powerstorm Capital Corp.
Amendment No. 2 to Registration Statement on Form S-l, Filed October 10, 2012
File No. 333-184363

Dear Mr. Spirgel:

We are in receipt of your comment letter dated January 29, 2013 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses

General

1.	We note your response to comment 1 from our letter dated November 5, 2012. In your response, you state that you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act. Please provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

ANSWER: We have revised the risk factors to include a disclosure explaining the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act. Specifically, we have added two risk factors titled “We Are an ‘Emerging Growth Company,’ And Any Decision on Our Part to Comply Only with Certain Reduced Disclosure Requirements Applicable to ‘Emerging Growth Companies’ Could Make Our Common Stock Less Attractive to Investors,” and “The JOBS Act allows us to Delay the Adoption of New or Revised Accounting Standards That Have Different Effective Dates for Public and Private Companies.”

2.	We note your response to comments 2 and 5 from our letter dated November 5, 2012, but maintain that the company is a shell company. Your financial statements reflect nominal operations and assets to date. We believe that the activities you have undertaken to date constitute preparatory measures as opposed to operations. In this regard, we note your disclosure on page 19 that a significant portion of your expenses relate to audit and accounting fees incurred in connection with the preparation of your periodic reports. Therefore, clearly identify the company as a shell company and caution investors as to the highly illiquid nature of an investment in the company's shares. As SEC Release 33-8869 (2007) makes clear: Shareholders who receive shares from a shell company are considered underwriters. Throughout the prospectus identify your selling shareholders as underwriters and discuss the restrictions imposed on shell companies, including the unavailability of Rule 144 for resales of restricted securities.

ANSWER: In response to the Staff’s comment we have revised the Registration Statement to clearly identify that the Company is a shell company.

We have revised our disclosure on the cover page, and throughout the document to state that: “We are currently considered a “shell company” within the meaning of Rule 12b-2 under the Exchange Act, in that we currently have nominal operations and nominal assets other than cash.  Accordingly, the ability of holders of our common stock to re-sell their shares may be limited by applicable regulations.  Specifically, the securities sold through this offering can only be resold through registration under the Securities Act of 1933, pursuant to Section 4(1) of the Securities Act or by meeting the conditions of Rule 144(i). Until we cease to be a “shell company”, we will not meet the requirements under Rule 144(i) under the Securities Act and our shareholders will not be able to rely on Rule 144 order to sell their securities.”

We have also included a risk factor titled “Because we are currently considered a “shell company” within the meaning of Rule 12b-2 under the Exchange Act, the ability of holders of our common stock to re-sell their shares may be limited by applicable regulations.”

We have also identified our selling shareholders as underwriters on the prospectus cover page and under the Plan of Distribution.

In addition, please clarify that the shares being registered will be sold a fixed price for the duration of this offering. For example, we note the following inconsistent disclosure:

•	The third paragraph on the prospectus coverage states the shares "may be sold by selling security holders at a fixed price of $0.10 per share until our common stock is quoted on the OTC Bulletin Board ("OTCBB") and thereafter at a prevailing market prices or privately negotiated prices or in transactions that are not in the public market."
•	The first paragraph in the Plan of Distribution section on page 15 states that "selling security holders may sell some or all of their shares at a fixed price of $0.10 per share until our shares are quoted on the OTCBB and thereafter at prevailing market prices or privately negotiated prices" and "sales by a selling security holder must be made at the fixed price of $0.10 until a market develops for the stock."

ANSWER: We have revised the registration statement to clarify that the shares being registered will be sold at a fixed price for the duration of this offering.

Prospectus Summary, page 1

3.	We note your response to comment 6 from our letter dated November 5, 2012 and reissue in part. Please revise your disclosure to differentiate between services you currently provide to customers and services that are merely aspirational. Specifically, please tell us whether you currently have any written or oral agreements or arrangements to provide services to customers.

ANSWER: In response to the Staff’s comment, we have revised the disclosure throughout the Registration Statement to clarify that the services we intend to provide are, at this stage, aspirational. We indicate that we do not currently have any written or oral arrangements to provide services to customers, and do not expect such services to be available until April 2013.

4.	We note your response to comment 8 from our letter dated November 5, 2012. Please expand your disclosure to explain the phrase "permanent form of capital." In addition, please explain the phrase "[e]quity capital from an initial secondary public offering."

ANSWER: We have replaced the last two paragraphs in the Overview of the Prospectus Summary with the following language:

The Company would like to become a public company at this time in order to broaden its opportunities for future access to capital and to gain greater flexibility for its capital, as it finances its growth and further development. We believe that this will help provide the Company a solid financial base on which to build. As a public company, expect to be in a better position to take advantage of available market opportunities as they are presented and to achieve our long term long-term strategy plans for diversification and geographic expansion.

Plan of Operations, page 17

5.	We note your response to comment 13 from our letter dated November 5, 2012. We also note your disclosure on page 20 that you will need to raise $250,000 in order to fund your operations for the next twelve months. Please revise your description of your business plan to specify your estimated costs to implement each part of your proposed business plan.

ANSWER: In response to the Staff’s comment, we have revised our business plan to include the following disclosure: We believe that we will need an estimate of $250,000 in order to ensure that our operations are funded for the next 12 months. Our budget includes $50,000 for the expense of an administrative assistant, $80,000 toward travel, lodging and costs in the development of our business operations, $85,000 for spare part management and software development, and $35,000 for various administrative expenses.

Executive Compensation, page 25

6.	Update your executive compensation information for 2012.

ANSWER: We have updated our executive compensation information for 2012 and disclosed that our executive officers have received no compensation for in 2012.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Anamaria Pruteanu
Chief Executive Officer